
Mail Stop 4628

January 12, 2016

Timur Turlov
Chief Executive Officer
BMB Munai, Inc.
324 South 400 West
Suite 150
Salt Lake City, Utah 84101

>   **Re: BMB Munai, Inc.**
>   **Form 8-K**
>   **Response Dated December 23, 2015**
>   **File No. 001-33034**

Dear Mr. Turlov:

We have reviewed your December 23, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2015 letter.

Overview, page 5

1.   We note your response to our prior comment 2. Please expand your disclosure to identify the intermediary.

Completion of Acquisition or Disposition of Assets, page 3

2.   We note your proposed revised disclosure regarding the possible implications of being a "controlled company." Please also disclose that Mr. Turlov currently has sole voting and operating control over the company.

Exhibits, page 50

3.   Provide us with the letter of intent and explain under what contractual arrangements Lek
        Securities Corporation will provide you with clearing services.

FFIN Securities, Inc.

Financial Statements for the Three and Six Months Ended September 30, 2015, page F-14

4.   We reissue prior comment 7 as a statement of operations and a statement of cash flows
        for the period from August 25, 2014 (inception) – September 30, 2014 should be
        presented to comply with Rule 8-03 of Regulation S-X.

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz,
Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial
statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202)
551-3844 or me at (202) 551-3745 with any other questions.

                                                        Sincerely,

                                                        /s/H. Roger Schwall

                                                        H. Roger Schwall
                                                        Assistant Director
                                                        Official of Natural Resources